

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2025

Lishan Aklog, M.D.
Chief Executive Officer
Lucid Diagnostics Inc.
360 Madison Avenue, 25th Floor
New York, NY 10017

      Re: Lucid Diagnostics Inc.
          Registration Statement on Form S-3
          Filed May 22, 2025
          File No. 333-287496

Dear Lishan Aklog M.D.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Eric Schwartz, Esq.